NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 13, 2026, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on November 02, 2026 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger of LXP Industrial Trust and Leopard Merger Sub LLC, a wholly owned indirect subsidiary of Leopard REIT LLC, which is jointly owned by affiliates of Brookfield Asset Management Ltd. and Canada Pension Plan Investment Board became effective on November 02, 2026. Each share of Common Stock (Maryland REIT) of LXP Industrial Trust was converted into USD 61.20 in cash, without interest, less any applicable fee, and tax. Each share of 6.50% Series C Cumulative Convertible Preferred Stock of LXP Industrial Trust will automatically be cancelled and converted into the right to receive one Series C Cumulative Convertible Preferred Unit of the Surviving Entity. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 02, 2026.